

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Website : www.klk.com.my)

BY COURIER


03029444

Our Ref : KLK/SE

19 August 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
14 August 2003	Listed Companies Crop – July 2003
	FINANCIAL RESULTS
18 August 2003	3rd Quarterly Report
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
1 August 2003	Employees Provident Fund Board
5 August 2003	Employees Provident Fund Board
7 August 2003	Employees Provident Fund Board
9 August 2003	Employees Provident Fund Board
14 August 2003	Employees Provident Fund Board
14 August 2003	Permodalan Nasional Berhad
14 August 2003	Yayasan Pelaburan Bumiputra
18 August 2003	Employees Provident Fund Board (2 sets)

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dlw 8/25

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/08/2003 12:19:22 PM**
Reference No **KL-030814-77080**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
July 2003

* **Contents :-**

We submit below the crop figures for the month of **July 2003** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	141,228	110,845	159,192	159,836	165,863	166,184	**169,338**		
Rubber (kg)	2,281,312	2,369,233	1,766,346	936,927	1,282,665	1,819,347	**2,333,930**		

/gcs



Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 18/08/2003 05:02:13 PM
Reference No KL-030818-FA373

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 30/06/2003

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30/09/2003

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2003	30/06/2002	30/06/2003	30/06/2002
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	934,213	611,509	2,566,181	1,768,522
2	Profit/(loss) before tax	124,387	75,180	411,236	238,299
3	Profit/(loss) after tax and minority interest	85,547	61,760	290,887	187,779
4	Net profit/(loss) for the period	85,547	61,760	290,887	187,779
5	Basic earnings/(loss) per share (sen)	12.05	8.70	40.97	26.45
6	Dividend per share (sen)	0.00	0.00	6.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.0800	4.7300

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/06/2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/06/2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	120,683	72,653	383,314	217,710
2	Gross interest income	3,864	2,850	10,994	9,167
3	Gross interest expense	1,595	955	4,118	3,574

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2003

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Revenue	934,213	611,509	2,566,181	1,768,522
Operating expenses	(816,347)	(538,856)	(2,195,005)	(1,553,162)
Other operating income	2,817	-	12,138	2,350
Operating profit	120,683	72,653	383,314	217,710
Finance cost	(1,595)	(955)	(4,118)	(3,574)
Share of results of associated companies	5,299	3,482	32,040	24,163
Profit before taxation	124,387	75,180	411,236	238,299
Tax expense	(32,863)	(9,999)	(107,747)	(40,273)
Profit after taxation	91,524	65,181	303,489	198,026
Minority interests	(5,977)	(3,421)	(12,602)	(10,247)
Net profit for the period	85,547	61,760	290,887	187,779
	Sen	Sen	Sen	Sen
Earnings per share - Basic	12.05	8.70	40.97	26.45
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 June 2003
(The figures have not been audited.)

	30 June 2003 RM'000	30 September 2002 (restated) RM'000
Property, plant and equipment	2,253,199	2,183,584
Property development	64,779	68,806
Associated companies	495,686	467,688
Other investments	79,707	69,834
Deferred tax asset	7,108	17,741
Intangible assets	18,932	18,782
Goodwill on consolidation	78,446	65,958
	2,997,857	2,892,393
Current assets		
Inventories	463,993	425,204
Trade and other receivables	446,799	339,175
Property development	7,768	2,717
Cash and cash equivalents	530,651	409,686
	1,449,211	1,176,782
Current liabilities		
Trade and other payables	299,997	259,493
Taxation	35,695	12,226
Term loan and bank overdrafts	116,827	106,039
Finance leases	263	190
Dividend payable	30,671	-
	483,453	377,948
Net current assets	965,758	798,834
	3,963,615	3,691,227
Share capital	712,516	712,516
Reserves	3,005,148	2,746,838
	3,717,664	3,459,354
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,704,217	3,445,907
Minority interests	127,468	119,999
Long term and deferred liabilities		
Deferred tax liability	102,073	94,338
Provision for retirement benefits	13,024	12,854
Finance leases	420	469
Term loans	16,413	17,660
	131,930	125,321
	3,963,615	3,691,227
Net tangible assets per share (RM)	5.08	4.73

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2003
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
October 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
ct of adopting MASB 25	-	-	(3,600)	-	-	-	(42,481)	-	(46,081)
estated	712,516	1,155,919	49,745	10,385	43,604	14,337	1,472,848	(13,447)	3,445,907
gain/(losses) not recognised the income statement	-	10,257	-	-	62,147	-	(2,744)	-	69,660
profit for the period	-	-	-	-	-	-	290,887	-	290,887
dend paid	-	-	-	-	-	-	(71,566)	-	(71,566)
dend payable	-	-	-	-	-	-	(30,671)	-	(30,671)
ısfer from capital reserve to revenue reserve	-	(417)	-	-	-	-	417	-	-
0 June 2003	712,516	1,165,759	49,745	10,385	105,751	14,337	1,659,171	(13,447)	3,704,217

: There are no comparative figures as this is the first interim financial report for the third quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

ondensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2003
(The figures have not been audited.)

	9 months ended 30 June 2003 RM'000
Cash Flows from Operating Activities	
Profit before taxation	411,236
Adjustment for non-cash flow :-	
Non-cash items	37,285
Non-operating items	(9,016)
Operating profit before working capital changes	439,505
Working capital changes :-	
Net change in current assets	(106,608)
Net change in current liabilities	37,979
Cash generated from operations	370,876
Interest paid	(4,118)
Tax paid	(48,831)
Retirement benefit paid	(684)
	317,243
Cash Flow from Investing Activities	
Equity investments	(2,490)
Other investments	(114,187)
Net cash used in investing activities	(116,677)
Cash Flow from Financing Activities	
Bank borrowings	20,290
Transactions with owners as owners	(76,724)
Net cash used in financing activities	(56,434)
Net increase in cash and cash equivalents	144,132
Cash and cash equivalents at 1 October 2002	383,536
	527,668
Foreign exchange difference on opening balance	(7,609)
Cash and cash equivalents at 30 June 2003	520,059

Note: There are no comparative figures as this is the first interim financial report for the third quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2002 except for the adoption of MASB Standard 25 - Income Taxes whereby the comparative figures have been restated to reflect the change in the method of deferred taxation calculation.

The effects of the change in accounting policies on the comparative figures are summarised below :-

	As at 30 September 2002		
	As previously stated	Effect of change in policy	As restated
	RM'000	RM'000	RM'000
Goodwill on consolidation	48,859	17,099	65,958
Deferred tax asset	-	17,741	17,741
Reserves	2,792,919	(46,081)	2,746,838
Minority interests	116,833	3,166	119,999
Deferred tax liability	16,583	77,755	94,338
	RM	RM	RM
Net tangible assets per share	4.82	(0.09)	4.73

The adoption of MASB Standard 25 on the change in the method on deferred taxation calculation has increased the tax expense for the nine months ended 30 June 2003 by RM11,926,000.

A2. Audit Report

The audit report for the financial year ended 30 September 2002 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	9 months ended 30 June	
	2003	2002
	RM'000	RM'000
Final paid		
2002 - 9 sen per share less tax		
(2001 - 9 sen per share less tax)	46,007	46,007
Special paid		
2002 - 5 sen per share less tax		
(2001 - Nil)	25,559	-
	71,566	46,007

A8. Segment Information

Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	9 months ended 30 June			
	Revenue		Profit/(Loss) before tax	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Plantation	1,103,931	718,336	281,729	146,776
Manufacturing	944,001	610,146	76,529	50,720
Retailing	519,323	451,060	15,294	2,034
Property development	30,680	-	4,790	-
Investment holding	26,073	32,938	13,134	10,388
Others	12,366	10,977	247	(179)
	2,636,374	1,823,457	391,723	209,739
Inter-segment elimination	(70,193)	(54,935)	-	-
	2,566,181	1,768,522	391,723	209,739
Corporate			(8,409)	7,971
			383,314	217,710
Finance cost			(4,118)	(3,574)
Share of results of associated companies			32,040	24,163
			411,236	238,299

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) In April 2003, KLK Overseas Investments Limited, a wholly-owned subsidiary of the Company, incorporated a new subsisidary, BKB Europa SARL in France, with an issued and paid-up share capital of 8,000 Euros represented by 800 shares with a nominal value of 10 Euros each. The principal activity of this wholly-owned subsidiary is the marketing of wood-based products.

(b) KL-Kepong Property Holdings Sdn Bhd, a wholly-owned subsidiary of the Company, has acquired a shelf company namely, Brecon Holdings Sdn Bhd ("Brecon") in April 2003. Brecon has an issued and paid-up capital of RM2 and is currently non-operational. The proposed principal activity of Brecon is the renting out of storage and office space.

(c) In June 2003, KL-Kepong Cocoa Products Sdn Bhd, a wholly-owned subsidiary of the Company, has acquired a shelf company namely, Wigan Corporation Sdn Bhd which has changed its name to Selbourne Food Services Sdn Bhd ("SFS") on 16 July 2003. SFS has an issued and paid-up capital of RM2 and is currently non-operational. The intended business of SFS is to undertake the business of manufacturing, packaging and distribution of chocolate and other related products.

The above acquisitions will not have any effect on the share capital and shareholding structure of the Company. Further, it will not have any material effect on the net tangible assets and earnings of the Group for the current financial year ending 30 September 2003.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the KLSE Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax profit for the third quarter under review improved 65.5% to RM124.4 million when compared to the results of the same quarter last year. The higher commodity prices and higher FFB production largely accounted for the improvement in the third quarter results.

For the 9 months ended 30 June 2003, the Group posted a 72.6% rise in profit before taxation to RM411.2 million in comparison to that of the same 9-month period last year. The bulk of the increase in profits came from the plantation sector which recorded higher commodity prices and FFB production. The manufacturing sector also achieved a higher profit through expanded production capacity and improved plant efficiency in the oleochemical division.

B2. Variation of Results to Preceding Quarter

The Group's third quarter's pre-tax profit increased 4.1% to RM124.4 million when compared to the results of the second quarter. The current quarter's higher profit was due to improved plantation profits from an increase in FFB production.

B3 Current Year Prospects

Current palm products prices may have softened but with the favourable results achieved todate coupled with judicious forward sales, the Directors are of the opinion that the profits for the full financial year will be substantially better than that of the previous year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Malaysian taxation	20,799	10,926	55,206	30,652
Overseas taxation	8,686	(2,799)	13,001	75
Transfer to deferred taxation	722	43	18,097	723
	30,207	8,170	86,304	31,450
Under/(Over) provision in respect of previous years	384	255	6,704	(208)
	30,591	8,425	93,008	31,242
Share of associated companies' taxation	2,272	1,574	14,739	9,031
	32,863	9,999	107,747	40,273

The effective tax rate for the financial year to-date is lower than the statutory tax rate due principally to utilisation of previously unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain foreign subsidiary companies.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 June 2003.

(b) Sale of properties

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Surplus arising from government acquisitions of land	15	2,222	3,059	2,222
Surplus on sale of land	-	-	542	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Purchases of quoted securities	3,035	3,492	22,609	8,766
Sales proceeds of quoted securities	4,893	16,615	10,043	33,018
Surplus on sales of quoted securities	526	2,626	1,231	4,480

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 June 2003 RM'000	30 September 2002 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	85,391	71,449
	241,713	227,771
At carrying value less allowance		
Associated companies	412,016	393,795
Other investments	75,034	65,134
	487,050	458,929
At market value		
Associated companies	744,414	464,325
Other investments	89,467	65,830
	833,881	530,155

B8. Status of Corporate Proposals Announced

KL-Kepong Property Development Sdn Bhd, a wholly-owned subsidiary of the Company, had on 29 May 2003 entered into a conditional sale and purchase agreement ("SPA") with The Bukit Darah Company Limited for the proposed acquisition of Bukit Darah Estate which comprises a piece of freehold agriculture land measuring approximately 995.5 acres for a total cash consideration of RM136,468,750.

The SPA is subject to approvals being obtained from the following bodies, within nine months from the date of the SPA :-

(i) The Foreign Investment Committee;
(ii) The Estate Land Board; and
(iii) The Controller of Exchange, Central Bank of Sri Lanka.

At the date of this report, applications have been submitted to all the above bodies and are pending approval.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 June 2003 RM'000	30 June 2003 Amount in Foreign Currency '000	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	48,831	GBP7,792	44,414	GBP7,482
	846	CAD300	706	CAD293
	6,198	AUD2,450	5,369	AUD2,600
	3,547	HKD7,300	1,999	HKD4,100
	13,273	USD3,500	22,811	USD6,000
	72,695		75,299	
- Unsecured	27,540	Rmb60,000	4,590	Rmb10,000
	100,235		79,889	
(ii) Bank Overdraft				
- Secured	4,770	USD1,258	8,896	USD2,340
	2,218	CAD789	7,354	CAD3,053
	551	HKD1,132	303	HKD623
	-		6,645	GBP1,120
	7,539		23,198	
- Unsecured	2,876	GBP459	2,952	GBP497
	177		-	
	3,053		2,952	
	10,592		26,150	
(iii) Export Credit Refinancing Loan				
- Unsecured	6,000		-	
Total	116,827		106,039	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	2,344	CAD834	966	CAD402
	12,534	GBP2,000	15,194	GBP2,560
	1,535	HKD3,154	1,500	HKD3,078
	16,413		17,660	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 12 August 2003 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount in million	Equivalent Amount in RM million	Maturity Period
(a)	Sale contracts	GBP	7.6	47.2	3 to 8 months
		AUD	0.9	2.1	1 to 6 months
		NZD	1.3	2.8	2 to 5 months
		USD	131.1	500.6	1 to 23 months
(b)	Purchase contracts	GBP	1.2	7.1	4 to 6 months

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;
(ii) The amount per share : 6 sen per share less 28% Malaysian income tax;
(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share less 28% Malaysian income tax
(iv) The date paid : 11 August 2003

(b) The total dividend for the current financial year is 6 sen (2002 : 6 sen) per share less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
		2003	2002	2003	2002
(a)	Net profit for the period (RM'000)	85,547	61,760	290,887	187,779
(b)	Issued ordinary shares at beginning of the period	709,977,128	709,977,128	709,977,128	710,177,128
	Effect of shares repurchased in January 2002	-	-	-	(133,333)
	Weighted average number of shares	709,977,128	709,977,128	709,977,128	710,043,795

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2003	2002	2003	2002
(c) Earnings per share (sen)	12.05	8.70	40.97	26.45

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

18 August 2003



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 01/08/2003 01:56:09 PM
Reference No KL-030801-08ABD

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J. C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Employees Provident Fund Board**
*	Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	:	**EPF ACT 1991**
*	Nationality/country of incorporation	:	**Malaysia**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

as above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**23/07/2003**	*	**80,000**	
	Acquired		**24/07/2003**		**150,000**	

*	Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**36,352,300**
	Direct (%)	:	**5.12**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **36,352,300**

* Date of notice : **24/07/2003**

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05/08/2003 12:51:24 PM
Reference No KL-030805-AA50D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **25/07/2003**	* **13,600**	
Acquired	**28/07/2003**	**208,800**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **36,574,700**
Direct (%) : **5.15**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **36,574,700**



* Date of notice : **28/07/2003**

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/08/2003 02:59:31 PM**
Reference No **KL-030807-65F5D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/07/2003**	* **150,000**	
Acquired	**30/07/2003**	**200,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,924,700**
	Direct (%)	: **5.2**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **36,924,700**



* Date of notice : 30/07/2003

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/08/2003 11:26:58 AM
Reference No KL-030809-2E834

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **31/07/2003**	* **150,000**	
Acquired	**01/08/2003**	**1,900**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **37,076,600**
Direct (%) : **5.22**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **37,076,600**

* Date of notice : **01/08/2003** 

Remarks :
fsc



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/08/2003 12:19:13 PM**
Reference No **KL-030813-8C359**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **04/08/2003**	* **300,000**	
Acquired	**05/08/2003**	**264,800**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **37,641,400**
Direct (%) : **5.3**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **37,641,400**
*	Date of notice	: **05/08/2003**
	Remarks **fsc**	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/08/2003 03:47:01 PM**
Reference No **KL-030814-AAC07**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/08/2003**	* **3,245,400**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **54,445,000**
Direct (%) : **7.67**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **54,445,000**
*	Date of notice	: **08/08/2003**
	Remarks **/gcs**	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14/08/2003 03:47:06 PM
Reference No KL-030814-AAC08

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/08/2003**	* **3,245,400**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units) : **54,445,000**
Indirect/deemed interest (%) : **7.67**
* **Total no of securities after change** : **54,445,000**

* Date of notice : **08/08/2003** 

Remarks :
/gcs



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18/08/2003 10:10:07 AM
Reference No KL-030818-B9002

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **06/08/2003**	* **799,100**	
Acquired	**07/08/2003**	**816,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,256,500**
Direct (%)	:	**5.53**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

*	**Total no of securities after change**	: **39,256,500**
*	Date of notice	: **07/08/2003**
	Remarks **fsc**	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18/08/2003 10:10:13 AM
Reference No KL-030818-B9003

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/08/2003**	* **570,400**	
Acquired	**11/08/2003**	**513,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **40,339,900**
Direct (%) : **5.68**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **40,339,900**
*	Date of notice	: **11/08/2003**



Remarks :
fsc